We would like to inform you
that Benguet Corporation (BC)
will not be able to file its
Form 20-F on August 15, 2004.
The delay in the submission
of BC's 2003 audited financial
statements was mainly due to
the need to reconcile the new
US SEC rules and those of the
Philippine Generally Accepted
Principles (GAAP).  For the
purpose of complying with said
US SEC rules, BC's 2003
audited financial statements
are already being reviewed by
our local auditors' U.S.
counterpart, Ernst & Young.